                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                           National Mercantile Bancorp
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    636912206
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 29, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 16

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Hovde Capital Advisors LLC / 03-0430205

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    235,100 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    235,100 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    235,100 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------
(1) The 235,100 shares beneficially owned by Hovde Capital Advisors LLC are as
Investment Manager to Financial Institution Partners III, L.P., Financial
Institution Partners, L.P., Financial Institution Partners, Ltd., and Financial
Institution Partners IV, L.P., the direct owners.

Page 2 of 23

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Financial Institution Partners III, L.P. / 52-2199979
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    140,200 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    140,200 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    140,200 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 3 of 23

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners, L.P. / 52-1899611
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    62,100 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    62,100 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    62,100 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.3%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 4 of 23

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners, Ltd. / N/A
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    21,100 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    21,100 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,100 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.8%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

Page 5 of 23

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners IV, L.P. /  52-2075038
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    11,700 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    11,700 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,700 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 6 of 23

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    235,100 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    235,100 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    235,100 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2)   The  235,100 shares beneficially owned by Eric D. Hovde are as  President,
CEO and Managing Member of Hovde Capital Advisors LLC, the Investment Manager to
Financial Institution Partners III, L.P., Financial Institution Partners,  L.P.,
Financial  Institution  Partners, Ltd., and Financial Institution  Partners  IV,
L.P., the direct owners.

Page 7 of 23

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    235,100 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    235,100 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    235,100 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3)   The  235,100  shares beneficially owned by Steven  D.  Hovde  are  as  the
Chairman  of  Hovde  Capital Advisors LLC, the Investment Manager  to  Financial
Institution Partners III, L.P., Financial Institution Partners, L.P.,  Financial
Institution  Partners, Ltd., and Financial Institution Partners  IV,  L.P.,  the
direct owners.

Page 8 of 23

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, no par value, of National Mercantile Bancorp (the "Issuer"). The address of the principal executive offices of the Issuer is 1840 Century Park East, Los Angeles, CA 90067.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners,
Ltd., Financial Institution Partners IV, L.P. (the "Limited Partnerships"), Hovde Capital Advisors LLC (the "Investment Manager"), Eric D. Hovde, and Steven
D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships (with the exception of Financial Institution Partners, Ltd. which is a Cayman Islands Exempted Company) formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital Advisors LLC, a Delaware limited liability company, is the Investment Manager to Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners, Ltd., and Financial Institution Partners IV, L.P., the direct owners.

     Eric D. Hovde and Steven D. Hovde each may be deemed to hold beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the Investment Manager. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnerships and the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Investment Manager who are Reporting Persons. The Investment Manager controls Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners, Ltd., and Financial Institution Partners IV, L.P., the direct owners.

     None of the Reporting Persons or executive officers, directors or controlling persons of the Investment Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons' acquisition of Shares, resulted in a greater than one percent increase in the Reporting Persons' beneficial ownership of the Shares. The Reporting Persons are filing this Schedule 13D/A in the event that the one percent increase in beneficial ownership as a result of the Reporting Persons' acquisitions is deemed to constitute a material change as defined in 17 C.F.R. Section 240.13d-2(a).

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of May 5, 2003, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 2,689,329 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnerships, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by Investment Manager, acting through its chief executive officer, president, or managing members. As such, the Limited Partnerships and the Investment Manager share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as officers and/or managers of the Investment Manager, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the Investment Manager, nor their executive officers, or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of May 5, 2003, transactions in the Shares effected during the past sixty (60) days.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(k)(1)(iii)
Exhibit B -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit C -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit D -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit E -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit F -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, L.P. (Incorporated by reference to the Schedule 13D filed with the Commission on January 10,
               2003)
Exhibit G -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit H -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit I -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit J -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, Ltd. (Incorporated by reference to the Schedule 13D filed with the Commission on January 10,
               2003)
Exhibit K -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit L -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit M -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners, Ltd. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit N -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P.
Exhibit O -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P.
Exhibit P -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P.




                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its
                         General Partner, HOVDE CAPITAL IV, LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS, LTD., by its
                         General Partner, HOVDE CAPITAL OFFSHORE LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS IV, L.P., by its General Partner, HOVDE CAPITAL LIMITED IV, LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    05/05/03

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners III, L.P.                 make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Financial Institution              Limited partnership formed to
Partners, L.P.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Financial Institution              Cayman Islands Exempted Company formed to
Partners, Ltd.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   Bank of Bermuda (Cayman) Limited
                                   36C Bermuda House, British American Centre
                                   Dr. Roy's Drive, P.O. Box 513 GT
                                   Georgetown, Grand Cayman, Cayman Islands
                                   Organized: Cayman Islands

Financial Institution              Limited partnership formed to
Partners IV, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware



    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1824 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Adviser

-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons: Chairman of Hovde Capital Advisors LLC

(5) Eric D. Hovde is affiliated with the following Reporting Persons:
President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $ 1,036,829.83      $0                  Working Capital
Institution
Partners III, L.P.

Financial           $  458,872.59       $0                  Working Capital
Institution
Partners, L.P.

Financial           $  155,958.98       $0                  Working Capital
Institution
Partners. Ltd.

Financial           $  80,766.22        $0                  Working Capital
Institution
Partners IV, L.P.

Hovde Capital       $1,732,427.62       $0                  Working Capital
Advisors LLC                                                Of Affiliates

Eric D. Hovde       $1,732,427.62       $0                  Working Capital
                                                            Of Affiliates

Steven D. Hovde     $1,732,427.62       $0                  Working Capital
                                                            Of Affiliates


-------------------------------------------------------------------------------

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------


Financial Institution         140,200                       5.2%
Partners III, L.P.

Financial Institution          62,100                       2.3%
Partners, L.P.

Financial Institution          21,100                       0.8%
Partners, Ltd.

Financial Institution          11,700                       0.4%
Partners IV, L.P.

Hovde Capital Advisors LLC    235,100                       8.7%

Eric D. Hovde                 235,100                       8.7%

Steven D. Hovde               235,100                       8.7%
-------------------------------------------------------------------------------

Aggregate Shares Held by      235,100                       8.7%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days and all subsequent days up to May 5, 2003:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------


Financial      03/11/03        700      $6.3213        Buy            REDI
Institution
Partners
III, L.P.

Financial      03/28/03       1,100     $6.6030        Buy            REDI
Institution
Partners
III, L.P.

Financial      03/11/03        400      $6.3213        Buy            REDI
Institution
Partners,
L.P.

Financial      03/28/03        700      $6.6030        Buy            REDI
Institution
Partners,
L.P.

Financial      04/08/03        400      $6.6030        Buy            REDI
Institution
Partners,
L.P.

Financial      03/11/03        100      $6.3213        Buy            REDI
Institution
Partners,
Ltd.

Financial      03/28/03        200      $6.6030        Buy            REDI
Institution
Partners,
Ltd.

Financial      04/29/03       6,700     $6.6436        Buy            REDI
Institution
Partners IV,
L.P.

Financial      05/01/03       5,000     $7.1680        Buy            REDI
Institution
Partners IV,
L.P.
-------------------------------------------------------------------------------


                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(k)(1)(iii)       17

Exhibit B -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               January 10, 2003)

Exhibit C -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January 10,
               2003)

Exhibit D -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January 10,
               2003)

Exhibit E -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners
               III, L.P. (Incorporated by reference to the Schedule
               13D filed with the Commission on January 10, 2003)

Exhibit F -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)

Exhibit G -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit H -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit I -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)

Exhibit J -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)

Exhibit K -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit L -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit M -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)


Exhibit N -    Customer Agreement between Banc of America             18
               Securities LLC and Financial Institution
               Partners IV, L.P.

Exhibit O -    Prime Broker Agreement between Banc of America         21
               Securities LLC and Financial Institution
               Partners IV, L.P.

Exhibit P -    Partnership Agreement between Banc of America          23
               Securities LLC and Financial Institution
               Partners IV, L.P.




-------------------------------------------------------------------------------

                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                    FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS, L.P., by its
                    General Partner, HOVDE CAPITAL IV, LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS, LTD., by its
                    General Partner, HOVDE CAPITAL OFFSHORE LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS IV, L.P., by its General Partner, HOVDE CAPITAL LIMITED IV, LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                    Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE CAPITAL ADVISORS LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                         Its: Secretary

                    ERIC D. HOVDE

                    /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                    /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    05/05/03

                                                                       EXHIBIT N


                BANC OF AMERICA SECURITIES LLC ACCOUNT AGREEMENT

This agreement sets forth the terms and conditions pursuant to which Banc of America Securities LLC ("BAS") will maintain and Account for purchases and sales of Securities and Other Property (as defined below) by the client executing this agreement ("Client"). Client understands that, if the Account is a cash account, the provisions of paragraphs 23 and 24 are not binding upon it unless Client enters into a margin transaction, and if the Account is a commodities account, the provisions of paragraph 16 shall not be applicable. Client agrees to notify BAS promptly in writing of any material change in information that it supplied when opening its Account, including, but not limited to, change of address, change in investment objectives, and change in financial circumstances.

1. TRANSACTIONS WITH AND BY AFFILIATES. Certain securities and other assets including, but not limited to, municipal, government and money market securities purchased or sold by Client through BAS, may be purchased from or sold to an affiliate of BAS which may act as an underwriter, broker, dealer or placement agent for such securities and assets. BAS' bank or thrift affiliates may be lenders to issuers of securities that BAS underwrites, in which case the proceeds of offerings underwritten by BAS may be used for repayment of such loans. Please refer to the disclosure documents relating to the securities for additional information.

2. SIPC COVERAGE. BAS is a member of the Securities Investor Protection Corporation ("SIPC") through which client accounts are protected in the event of the firm's insolvency up to $500,000, including a maximum of $100,000 for free cash balances. In addition securities and cash in your Account are protected up to the value of your Account's total net equity. The term "net equity" means the value of the securities and cash BAS owes you less any amount you owe BAS at the time a liquidation proceeding is commenced. This additional protection is provided by Travelers Casualty and Surety Company of America and is of the same type and nature as provided by SIPC, but at a higher limit. Neither SIPC nor the additional coverage is the same as or a substituted for FDIC deposit insurance, and they do not protect against declines in the market value of your securities.

3. AUTHORIZATION TO OPEN CASH ACCOUNT. Client requests that BAS open a Cash Account for it. Client appoints BAS as its agent for the purposes of buying and selling securities in its Cash Account. Client authorizes BAS to open or close its Account, to place and withdraw orders and to take such other actions to protect itself in the event Client breaches any of its obligations. Client understands that BAS may accept orders from the Client for execution by BAS or others. Client acknowledges that BAS reserves the right in its sole discretion to refuse or restrict Client's orders. If at any time BAS considers it necessary for its protection,. It may in its discretion require Client to deposit cash or collateral in Client's Account to assure due performance by Client of its open contractual commitments. Client authorizes BAS to act upon Client's instructions or those of its attorney-in-fact, designated by Client on a form acceptable to BAS, given by telephone or telegraph, orally, or by facsimile transmission or by any electronic service that provides access to BAS and agrees that BAS may act upon and shall incur no liability in acting upon any such instructions as reasonably understood by BAS, provided such instructions reasonably appear genuine to BAS. Client agrees that this Agreement covers any and all transactions heretofore executed for its Account by BAS.
4.    ORDERS,  DELIVERIES  AND SETTLEMENTS. Client will  not  buy  any  security through
its  Cash  Account  unless  there  are, or by Settlement  Date  there  will  be, sufficient funds in its Account to make full cash payment, and Client does not contemplate selling such security before making such payment. Deposits will be credited to Client's Account subject to collection. In giving orders to sell, Client agrees that all "short" sale orders will be designated as "short" and all "long" sale orders will be designated as "long". Client will not sell any security designated as "long" through its Cash Account unless Client then owns the security and it is either on deposit with BAS or by one (1) day before the Settlement Date can and will be delivered (including any securities received as a result of dividends, splits or similar events) to BAS in good deliverable form, and the placing of such a "long" order shall constitute a representation by Client that it will deliver such security to BAS at least one (1) day before the Settlement Date. Unless Client specifically instructs otherwise, BAS will treat all orders as market orders to be executed under current market conditions. Client understands that when securities can be traded in more than one marketplace, in the absence of Client's specific instructions, BAS may use its discretion in selecting the markets in which to enter the order. Client will not ask BAS to sell control or restricted securities, as defined by federal securities laws, unless it has disclosed to BAS in writing that such securities are control or restricted securities and unless Client is authorized to engage in such a sale under applicable law. In connection with a sale of control or restricted securities, Client agrees to provide BAS with such notices, information, legal opinions, certifications or other assurances as BAS may request. Client understands that BAS may in its sole discretion decline to execute any securities transaction for Client's Account. If Client fails to timely deliver securities sold in good deliverable form or to deposit timely the total purchase price of securities purchased as provided by applicable law BAS may, in its sole discretion and WITH OR WITHOUT NOTICE OR DEMAND, take such steps as BAS deems appropriate either to complete or to liquidate the transaction, and Client shall pay to BAS, UPON DEMAND, all expenses and losses incurred by BAS in connection therewith. Furthermore, BAS will be entitled to retain any gain or profit resulting from its actions after Client's failure to timely deliver or pay for securities.

If Client elects to settle all transactions through its designated transaction account ("transaction account") with an affiliated bank ("Bank"), Client agrees that on Settlement Date BAS may debit that transaction account of payment of securities purchased and credit Client's transaction account with the proceeds from the sale of securities. Client agrees to have sufficient funds available in that transaction account on Settlement Date for all securities purchased for its Account. Client also agrees that on Settlement Date BAS may withdraw securities from Client's designated safekeeping account ("safekeeping account") maintained at the Bank to cover the sales of securities made by it through BAS and deposit fully paid for securities purchased through BAS in Client's safekeeping account. Client hereby authorizes the Bank to rely on a copy of this agreement as authority for the Bank to make such transactions.

BAS reserves the right to go directly to the sponsor of any mutual fund or Unit Investment Trust for purchases. Client understands that in these instances, the sponsor will confirm directly with it.

BAS reserves the right to not accept limit orders in NASDAQ or over-the counter securities in which it acts as a market maker.

5. WRITTEN CONFIRMATION; COMMUNICATIONS. Confirmations of transactions and statements of Client's Account shall be conclusive as to Client if not objected to by it in writing within five (5) days (or such other period as required by law) after the date on which such confirmations of transactions and statement are received by it from BAS. The absence of Client's objection shall constitute an acceptance by it of the terms and conditions of such transactions. Communications may be sent to Client at the address set forth when it opened its Account or at such other address as it instructs in writing. All communications so sent, whether by mail, telegraph, facsimile transmission, overnight courier, messenger or otherwise, shall be deemed received by Client, whether actually received or not, as of the earlier of the date they are received by Client or the business day following the day they are dispatched to Client. Client agrees to waive all claims resulting from failure to receive such communications.

6. FEES AND CHARGES. BAS may charge commissions and other fees for execution of transactions to purchase and sell Securities and Other Property, and Client agrees to pay such commissions and fees at BAS' then prevailing rates. Client also understands that such commissions and fee rates may be changed from time to time without notice to it and Client agrees to be bound thereby. Client will also pay BAS's fees for any special services that it requests or that are required by law.

7. INFORMATION DISCLOSURE. Client hereby authorizes BAS to disclose information to others and receive information from others, including credit bureaus or others agencies, about it, its Account or its Account transaction (1) if the purpose is to establish or maintain its Account or to complete transactions, (2) in response to government agency or exchange regulations or pursuant to inquiries or court orders or as otherwise provided by law or valid legal process, and (3) in any suit, action or other proceeding in which disclosure is necessary or appropriate in BAS' judgment to protect its interest. Pursuant to Rule 14b-1 under the Securities Exchange Act of 1934, BAS may disclose Client's name, address and securities positions to requesting companies in which Client is a shareholder unless Client sends written objection to BAS.

8. DEFINITION OF SECURITIES AND OTHER PROPERTY. Securities and Other Property shall include, but not be limited to, money, instruments, commodities, security entitlements and securities of every kind and nature and all contracts and actions relating thereto and all proceeds there from and all dividends and interest thereon, whether for present or future delivery, now or hereafter held, carried or maintained by BAS in or for any of Client's Accounts, now or hereafter opened, including any Account(s) in which Client may have an interest.

9. SECURITY INTEREST. Client grants BAS a continuing security interest in, lien on, and right of set-off with respect to, all Securities and Other Property now or hereafter held or carried by BAS in Client's Accounts, including any Securities and Other Property in transit or held by others on behalf of BAS, and in any transaction or safekeeping accounts or money market funds that Client has designated for BAS to debit and credit in connection with its Account, and all proceeds of the foregoing, as collateral security for the payment and performance of all its obligations to BAS, now existing or hereafter arising, whether or not such obligations arise under this Agreement or any other agreement between Client and BAS, together with all expenses of BAS in connection therewith. If Client fails to pay or perform any obligation, or if Client is in default, BAS shall have, in addition to the rights provided herein or by other applicable law, all the rights and remedies provided to a secured party under the Uniform Commercial Code as then in effect in the State of New York. In enforcing its security interest, lien or right of setoff, BAS in its sole discretion, may determine which Securities and Other Property are to be bought or sold and the order in which they are to be sold and which contracts are to be closed.

10. TRANSFER. BAS shall have the right to transfer Securities and Other Property held by BAS from or to Client's Account whenever BAS, in its sole and absolute discretion, considers such a transfer necessary for its protection.

11. IMPARTIL LOTTERY SYSTEM. When BAS holds, on Client's behalf, bonds, options or preferred stock in street name or bearer form which are callable in part, Client agrees to participate in the impartial lottery allocation system of the called securities in accordance with the rules of the applicable exchange or depositories.

12. NON-WAIVER; CHANGE OF TERMS. BAS' failure to insist at any time upon strict compliance with this Agreement or with any of its terms shall not constitute a waiver by BAS of any of its rights hereunder. Except as otherwise provided for herein, no provision of this Agreement shall in any respect be waived or modified. BAS MAY ADD, DELETE OR AMEND THE TERMS, CONDITIONS AND OTHER PROVISIONS OF THIS AGREEMENT FROM TIME TO TIME BY WRITTEN NOTICE TO CLIENT. To the extent this Agreement is inconsistent with any other agreement governing Client's Account or any confirmation of a transaction, this Agreement shall govern.

13. GOVERNING LAW. THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (without regard to any principles of conflicts of law) EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED HEREIN.

14. SERVERABILITY. If any provision or condition of this Agreement shall be held to be invalid or unenforceable by any court, regulatory or self-regulatory agency or body or arbitration tribunal, such invalidity or unenforceability shall attach only to that provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby, and this Agreement shall be carried out as if any such invalid or unenforceable provision or condition was not contained herein.

15. LIMITATION ON LIABILITY. Client acknowledges and agrees that BAS shall not be liable for any liability, loss or damage caused directly or indirectly by events beyond the reasonable control of BAS, including, but not limited to government restrictions, lockout, natural disaster (including earthquake), riot or other civil disturbance, exchange or market ruling, suspensions of trading, war, strike, interruption or other failure of transportation, communication, or data processing services, or other conditions beyond its reasonable control. Further, in acting hereunder, Client acknowledges and agrees that BAS shall not be liable for any loss or other claim of injury with respect to Client's Account except for its gross negligence or willful misconduct.

16. ARBITRATION. All disputes hereunder will be submitted to arbitration. Client is aware that:

-Arbitration is final and binding on the parties.
-The parties are waiving their right to seek remedies in court, including the right to jury trial.
-Pre-arbitration discovery is generally more limited than and different from court proceedings.
-The arbitrator's award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
-The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

ARBITRATION AGREEMENT

Any dispute with respect to Client's Account shall be subject to and governed by the following ARBITRATION AGREEMENT:

To the extent permitted by law, any controversy arising out of or relating to Client's Account, Client's relationship with BAS or this Agreement or the breach thereof shall be submitted to arbitration conducted under the Constitution and rules of the Board of Governors of the New York Stock Exchange, Inc. or the Code of Arbitration Procedure of the National Association of Securities Dealers ("NASD"). An arbitration must be commenced by service upon the other party or parties of a written demand for arbitration or a written notice of intention to arbitrate, including selection of the arbitration tribunal. If Client initiates the demand for arbitration and does not make such election by registered mail addressed to BAS at its main office within five (5) days thereafter, then BAS may make such election on Client's behalf. If BAS initiates arbitration, it may select the arbitration tribunal. Judgment upon any award rendered by the arbitrator(s) shall be final, and may be entered in any court having jurisdiction. This ARBITRATION AGREEMENT does not constitute a waiver of Client's right to a judicial forum in instances in which such a waiver should be void under the applicable federal or state laws, including the Federal
Arbitration Act. The Federal Arbitration Act will apply to any dispute subject to arbitration under this ARBITRATION AGREEMENT, notwithstanding any contrary choice of law provision in this Agreement. Client specifically acknowledges and agrees that in addition to and without waiver of this binding ARBITRATION AGREEMENT, BAS shall be entitled to provisional remedies, including the remedies of prejudgment writs of attachment, or injunction, available in any court having jurisdiction.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:

i)    the class certification is denied;
ii)  the class is decertified; or
iii) the customer is excluded from the class by the court.

Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

17. APPLICABLE REGULATIONS. All transactions are subject to the constitution, laws, rules, customs, usages and interpretations of the exchange or market and the clearing house, if any, where executed and to applicable Federal and State laws, and the rules of any government agency or financial industry self-regulatory organization having authority with respect thereto.

18. BINDING EFFECT, ASSIGNMENT. This Agreement and its terms shall be binding upon Client's successors, administrators, liquidator, receiver, trustee, assignee, custodian, conservator or other similar official ("successors"). In the event of Client's insolvency or bankruptcy whether or not any successors of its assets shall have qualified or been appointed, until BAS has written notice of its insolvency or bankruptcy BAS' successors and assigns, whether by merger, consolidation or otherwise (and BAS may transfer Client's Account and this Agreement to any such successors and assigns) WITHOUT NOTICE. Client may not assign its rights or delegate duties under this Agreement without BAS' consent. With prior notice to client, BAS may assign or transfer any or all of its rights and obligations under this Agreement and Client's Account(s) to any other direct or indirect wholly owned subsidiary of Bank of America Corporation that is registered as a broker-dealer under the Securities Exchange Act of 1934.

19. ALL ACCOUNTS. THIS AGREEMENT SHALL COVER CLIENTS'S RELATIONSHIP WITH BAS, INCLUDING INDIVIDUALLY AND COLLECTIVELY ALL ACCOUNTS THAT CLIENT MAY OPEN OR REOPEN WITH BAS. CERTAIN ACCOUNTS, SUCH AS MARGIN ACCOUNTS OR OPTIONS ACCOUNTS, ARE SUBJECT TO SEPARATE DOCUMENTATION CONTAINING ADDITIONAL REQUIREMENTS.

20. TERM. This Agreement shall become effective on its acceptance by BAS. Client may close its Account by giving written notice to BAS. BAS may close Client's Account by giving Client written notice. When Client's Account is closed, BAS will return to Client, or follow its instructions for the transfer of, any Securities and Other Property remaining in Client's Account and will no longer accept orders for transactions after the date of closing subject to Client having satisfied all obligations and paid all indebtedness owing to BAS.

21.  PAYMENT FOR ORDER FLOW POLICY. BAS' policy is that it will not accept
remuneration  for  directing  orders to particular   brokers/dealers  or  market
centers for execution. Notwithstanding this policy, should BAS receive such remuneration on any transaction, appropriate disclosure will be made.

22. RECORDING OF TELEPHONE CONVERSATIONS. ANY OF CLIENT'S TELEPHONE CONVERSATIONS WITH BAS MAY BE RECORDED TO ASSURE ACCURACY. CLIENT CONSENTS TO SUCH RECORDING.

23. MARGIN IN MARGIN ACOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). Client hereby agrees to maintain such margin in its margin and/or good faith account as BAS may in its discretion require and Client agrees to pay forthwith on demand any debit balance owing with respect to any such Account, and if not paid this shall be a breach of this Agreement and BAS may take such action as it considers necessary for its protection in accordance with this Agreement. Client understands that even if BAS has a policy of giving clients notice of a margin deficiency, BAS is not obligated to request additional margin from Client, and there may be circumstances where BAS will liquidate securities and/or other property in client's Account without notice to Client. Client understands it will be charged interest on its debit balance which, if not paid at the close of interest period will be added to the opening balance for the next interest period. Consult the attached Truth-In-Lending disclosure statement for an outline of BAS' interest policies.

24. CONSENT TO LOAN OR PLEDGE SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). Client hereby authorizes BAS to lent either to itself or to others any Securities and Other Property held by BAS in Client's margin and/or good faith Account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated without notice to Client, either separately or in common with other such property for any mounts due to BAS thereon or for a greater sum, and BAS shall have no obligation to retain a like amount of similar property in its possession and control. BY SIGNING THIS AGREEMENT CLIENT ACKNOWLEDGES THAT THE SECURITIES AND OTHER PROPERTY IN CLIENT'S MARGIN ACOUNT MAY BE LOANED TO BAS OR LOANED OUT TO OTHERS AND THAT CLIENT HAS RECEIVED AND/OR REVIEWED A COPY OF THIS AGREEMENT.

25.  REPRESENTATIONS AND WARRANTIES. Client represents and warrants that:

i). it has taken all necessary action to authorize the execution and delivery of this Agreement;
ii).the person signing this Agreement on its behalf is duly authorized to do so;
iii). it has obtained all authorizations of any governmental body required in connection with this Agreement and such authorizations are in full force and effect; and
iv). the execution, delivery and performance of this Agreement will not violate any law, ordinance, charter, by-lay, or rule applicable to it or any agreement by which it is bound or by which any of its assets are affected.

26. RECEIPT OF TRUTH-IN-LENDING. Client hereby acknowledges receipt and review of the attached Truth-In-Lending disclosure statement. Client understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto that may be provided to it. It is understood and agreed that the interest charge made to Client's Account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due bearing like interest.

27. CLEARANCE ACCOUNTS. If BAS carries Client's Account as clearing broker by arrangement with another broker through whose courtesy Client's Account has been introduced, then unless BAS receives from Client a written notice to the contrary, BAS shall accept from such other broker, without any inquiry or investigation by BAS, (i) orders for purchase and sale of Securities and Other Property on margin or otherwise, and (ii) any other instructions concerning said Account. Client understands BAS shall have no responsibility or liability to it for any acts or omissions of such other broker, its officers, employees or agents.

28. NOTICES AND REDEPTIONS. Notice or other communications, including margin calls, delivered or mailed to the address given when opening Client's Account, until BAS has received notice in writing of a different address, shall be deemed to have been delivered to customer.



Client understands that equity securities, fixed income securities, mutual fund shares and other securities:

-Are NOT insured by the FDIC or any other government entity;
-Are NOT deposits or other obligations of, or guaranteed by, Bank of America Corporation or any of its affiliates (unless explicitly stated otherwise);
-Are subject to investment risks, including possible loss of the principal amount invested.

Client certifies that it has read, understands and agrees specifically to the terms set forth in this Agreement including, but not limited to, the Arbitration Agreement, which can be found on pages 3 and 4 paragraph 16.

Financial Institution Partners IV, L.P.
______________________________________________________________________________

Name of Client

By: /s/ Richard J. Perry, Jr. 9/28/02   By:
______________________________________________________________________________

Signature of                            Signature of
Authorized Individual         Date      Authorized Individual         Date

Richard J. Perry, Jr.
_______________________________________________________________________________
Typed or Printed Name of                Typed or Printed Name of
Authorized Individual                   Authorized Individual

Secretary
_______________________________________________________________________________
Title of Authorized Individual          Title of Authorized Individual

                                                                       EXHIBIT O

Banc of America Securities LLC

                             PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), Banc of America Securities LLC ("BAS"), a Delaware limited liability company, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. This Agreement shall apply to all transactions in which BAS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to BAS for clearance and settlement.
2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney in fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold BAS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to BAS that it desires to do so and confirm with BAS that a prime brokerage agreement has been executed- between BAS and such Executing Broker. Upon execution of a prime brokerage agreement between BAS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify BAS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.

5. On the next business day following trade date, BAS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to BAS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b 10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to BAS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by BAS and any commission charged by Executing Broker.

6. BAS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between BAS and Executing Broker, BAS disaffirms all unsettled transactions of Customer that BAS determines to disaffirm in good faith and in accordance with reasonable commercial standards. BAS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. BAS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

  7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, BAS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with BAS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, BAS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with BAS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

  8. Furthermore, in the event net equity in Customer's account with BAS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, BAS shall notify each Executing Broker, by the same day's close of business, that BAS is no longer acting as Prime Broker for Customer. As of the day following such notice, BAS may not accept any prime brokerage transactions commenced on behalf of Customer.


  9. So long as this Agreement is in effect, BAS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between BAS and Customer, and accordingly, appear on BAS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

  10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of BAS. Confirmations received by BAS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11.BAS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by BAS.

12.BAS will issue to Customer a statement of account at least on a quarterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13.Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14.In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

  15. This Agreement may be amended or modified only by BAS upon prior written notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from BAS after the date on which such notice is given.

16.This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to BAS with respect to transactions executed prior to such termination.

17.This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.

18.     (a)  Arbitration is final and binding on the parties.

     (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.

     (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

     (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modifications or rulings by the arbitrators is strictly limited.

     (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

ANY CONTROVERSY BETWEEN BAS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS
AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY
LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.


Financial Institution Partners IV, L.P.
-----------------------------------------
CUSTOMER OR INVESTMENT ADVISOR                    ACCEPTED AND AGREED TO:
                                                  BANC OF AMERICA
                                                  SECURITIES LLC AS PRIME
                                                  BROKER

By:  /s/ Richard J. Perry, Jr.                    By:
-----------------------------------------         -------------------------
Richard J. Perry, Jr., Secretary
-----------------------------------------         ----------------------------
Print Name and Title                              Print Name and Title

Date:     9/28/02                                 Date:
          ------                                            -------

                                                                       EXHIBIT P

Banc of America Securities LLC - Montgomery Division
A Bank of America Company

                              ________________________________
                              ACCOUNT NUMBER

                              ________________________________
                              ACCOUNT NAME


                              PARTNERSHIP AGREEMENT

Ladies and Gentlemen:

In consideration of your opening and carrying a partnership account in the name of Financial Institution Partners IV, L.P. a duly organized partnership (the "Partnership") of which each of the undersigned is a general partner, the undersigned jointly and severally agree that each of the following persons, to wit:

Eric D. Hovde                           Richard J. Perry, Jr./ William Waller
--------------------------------        --------------------------------

Steven D. Hovde                         Michael Conniff; Jason Swanson
--------------------------------        --------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the Partnership (the "Authorized Agents"), and shall have authority on behalf of the Partnership, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the Partnership account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the Partnership account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the Partnership account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the Partnership account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the Partnership account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the Partnership and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name      N/A                                Occupation
          -------------------------                    ------------------------
Name                                         Occupation
          -------------------------                    ------------------------
Name                                         Occupation
          -------------------------                    ------------------------
*or attach signature page(s) of partnership


Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the general and/or limited partners of said Partnership, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the said Partnership the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

Customer consent to loan or pledge of securities and other property (not applicable to cash accounts): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the Partnership is to be carried.



                                   Very truly yours,



Dated:    9/28/02                  By:  /s/ Eric D. Hovde

                                    General Partner(s)

                                    _______________________________


                                    _______________________________